Exhibit (3)(e)

                              AMENDMENTS TO BY-LAWS
                            Adopted February 21, 2000


Section 13.

(a) At an Annual Meeting, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the Annual Meeting (i) by, or at the direction of, the Board of Directors or (ii) by any stockholder of the Corporation who complies with the notice procedures set forth in this Section of these Bylaws. For a proposal to be properly brought before an Annual Meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days prior to the scheduled Annual Meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if less than seventy (70) days' notice or prior public disclosure of the date of the scheduled Annual Meeting is given or made, notice by the stockholder to be timely must be so delivered or received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the scheduled Annual Meeting was mailed or the day on which such public disclosure was made.

       A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the Annual Meeting (i) a brief description of the proposal desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and any other stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of the Corporation's stock which are beneficially owned by the stockholder on the date of such stockholder notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, and (iv) any financial interest of the stockholder in such proposal.

(b) If the presiding officer of the Annual Meeting determines that a stockholder proposal was not made in accordance with the terms of this Section, he shall so declare at the Annual Meeting and any such proposal shall not be acted upon at the Annual Meeting.

(c) This provision shall not prevent the consideration and approval or disapproval at the Annual Meeting of reports of officers, directors and committees of the Board of Directors, but, in connection with such reports, no business shall be acted upon at such Annual Meeting unless stated, filed and received as herein provided.